EXHIBIT 99.1
Commission File Number 001-31914
The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.
The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also holds a controlling stake in China Life Pension Company Limited.
Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance in China. We also provide both individual and group accident and short-term health insurance policies and services. As at 30 June 2010, the Company had nearly 124 million individual and group life policies and annuities, and long-term health insurance policies in force.

Commission File Number 001-31914
Contents

Definitions	2
Company Profile	3
Financial Summary	6
Chairman’s Statement	7
Management Discussion and Analysis	11
Changes in Share Capital and Shareholdings of Substantial Shareholders	22
Directors, Supervisors, Senior Management and Employees	26
Significant Events	27
International Auditor’s Independent Review Report	31
Condensed Consolidated Statement of Financial Position	32
Condensed Consolidated Statement of Comprehensive Income	34
Condensed Consolidated Statement of Changes in Equity	36
Condensed Consolidated Statement of Cash Flow	37
Notes to the Condensed Consolidated Interim Financial Information	38
Embedded Value	66
China Life Insurance Company Limited

Commission File Number 001-31914
Definitions

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region

Yuan	Renminbi Yuan

[1]	except for “the Company” referred to in the Condensed Consolidated Interim Financial Statements.
China Life Insurance Company Limited

Commission File Number 001-31914
Company Profile
Registered Name in Chinese:
Registered Name in English:
China Life Insurance Company Limited (“China Life”)
Legal Representative:
Yang Chao
Secretary to the Board of Directors:
Liu Yingqi
Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033
Telephone: 86-10-63631191
Fax: 86-10-66575112
Email: ir@e-chinalife.com
Securities Representative:
Lan Yuxi
Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033
Telephone: 86-10-63631068
Fax: 86-10-66575112
Email: lanyuxi@e-chinalife.com
Registered Office Address:
16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020
Current Office Address:
16 Financial Street, Xicheng District, Beijing, P.R. China 100033
Telephone: 86-10-63633333
Fax: 86-10-66575722
Website: www.e-chinalife.com
Email: ir@e-chinalife.com
Hong Kong Office:
Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong
Telephone: 852-29192628
Fax: 852-29192638
China Life Insurance Company Limited

Commission File Number 001-31914
Company Profile
Newspapers for Company’s A Share Disclosure:
China Securities Journal
Shanghai Securities News
Securities Times
CSRC’s Nominated Website for Company’s Interim Report Disclosure:
www.sse.com.cn
Company’s H Share Disclosure Website:
The Company’s website at www.e-chinalife.com
Hong Kong Exchanges and Clearing Limited’s HKExnews website at www.hkexnews.hk
Location where the Company’s Interim Reports may be Obtained:
12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R.China

Stock Information:
A Share:	H Share:	ADR:
Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Short Name: China Life	Short Name: China Life	Stock Code: LFC
Stock Code: 601628	Stock Code: 2628
H Share Registrar and Transfer Office:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong
Depositary:
Deutsche Bank
60 Wall Street, New York, NY 10005
Domestic Legal Adviser:
King & Wood
International Legal Advisers:
Latham & Watkins
Debevoise & Plimpton LLP
China Life Insurance Company Limited

Commission File Number 001-31914
Company Profile
Date of First Registration of the Company:
30 June 2003
Initial Registered Address of the Company:
16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020
Corporate Business Licence Serial Number:
1000001003796
Tax Registration Certificate Number:
11010271092841X
Organization Code:
71092841-X
Auditors of the Company:
Domestic Auditor:
PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company
Address: 11F, PricewaterhouseCoopers Center, Corporate Avenue 2, 202 Hu Bin Road, Luwan District, Shanghai 200021, P.R.
              China
International Auditor:
PricewaterhouseCoopers
Address: 22/F, Prince’s Building, Central, Hong Kong
China Life Insurance Company Limited

Commission File Number 001-31914
Financial Summary
RMB million

			Increase/
	As at 30 June	As at 31 December	Decrease from
	2010	2009	the end of 2009

Total assets	1,320,354	1,226,257	7.7%
Investment assets	1,242,944	1,172,145	6.0%
Total shareholders’ equity	191,739	211,072	-9.2%
Shareholders’ equity per share (Yuan per share)	6.78	7.47	-9.2%

Note:
Investment assets = Cash and cash equivalents + Securities at fair value through income + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted

RMB million

				Under Hong Kong
	Under International Financial		Increase/Decrease	Financial Reporting
	Reporting Standards (IFRS)		from the	Standards (HKFRS)
	January to	January to	corresponding	January to
Major Financial Data	June 2010	June 2009	period in 2009	June 2009

Total revenues	215,391	195,744	10.0%	120,423
Net premiums earned	183,589	161,993	13.3%	78,763
Net profit before income tax expenses	21,603	21,585	0.1%	23,428
Net profit attributable to shareholders of the Company	18,034	16,795	7.4%	18,226
Earnings per share (basic and diluted) (Yuan)	0.64	0.59	7.4%	0.64
Weighted average ROE (%)	8.53	9.03	decrease of 0.50 percentage points	9.41
Net cash inflow from operating activities	104,365	80,710	29.3%	54,334
Net cash inflow from operating activities per share (Yuan)	3.69	2.86	29.3%	1.92

Note 1:	Net profit refers to net profit attributable to shareholders of the Company, while shareholders’ equity refers to shareholders’ equity attributable to shareholders of the Company.

Note 2:	Financial results of the six months from January to June 2009 are adjusted in accordance with IFRS.

Note 3:	Financial results of the Reporting Period are unaudited.
China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
In the first half of 2010, due to the extreme complexity of both the domestic and international economic environment, there were macro-economic control dilemmas on an increasing number of issues, which led to greater challenges to the development of the insurance industry. With the full implementation of the “No. 2 Interpretation of Accounting Standards for Business Enterprises”, a new structure for the life insurance market in China is emerging. In order to actively respond to market competition, the Company accelerated its structural adjustments, strived to maintain the stable and healthy development of its business and strengthened its leading market position. By greatly improving its infrastructure, the Company made steady progress in the reform of its operation and management system. The Company also kept improving its back-office support capabilities, controlled its operating risks effectively, and transformed its model of development continuously.
During the Reporting Period, the Company’s total revenues reached RMB215,391 million, up 10.0% year-on-year. Net profit attributable to shareholders of the Company was RMB18,034 million, up 7.4% year-on-year and earnings per share (basic and diluted) were RMB0.64. As at the end of the Reporting Period, the Company’s total assets reached RMB1,320,354 million, up 7.7% from the end of 2009. The Company’s embedded value was RMB278,440 million.
REVIEW OF THE FIRST HALF OF 2010
The Company closely monitored the development trend of the life insurance market, intensified its efforts in business development and speeded up the growth of its regular premiums business. On the basis of maintaining a steady and healthy business development, the Company has achieved remarkable success in its business restructuring. During the Reporting Period, the Company’s net premiums earned reached RMB183,589 million, up 13.3% year-on-year. First year premiums and first-year regular premiums increased by 9.4% and 24.2% compared to the corresponding period in 2009 respectively, and renewal premiums increased by 18.9% compared to the corresponding period in 2009. The percentage of first-year regular premiums in first year premiums increased to 27.82% in the first half of 2010 from 24.50% in the corresponding period in 2009. The percentage of accident insurance premiums in short-term insurance premiums increased to 53.28% in the first half of 2010 from 50.75% in the corresponding period in 2009. The percentage of renewal premiums in gross written premiums increased to 39.23% in the first half of 2010 from 37.28% in the corresponding period in 2009. New business value increased steadily, with new business value for the 6 months to 30 June 2010 reaching RMB11,548 million, an increase of 10.9% compared with that for the 6 months to 30 June 2009. Underwriting quality of the Company was further enhanced. As at 30 June 2010, the number of in-force policies increased by 7.8% from the end of 2009, and the Policy Persistency Rate (14 months and 26 months)2 reached 93.83% and 89.76%, respectively. Surrender Rate was 1.3%, a 0.34 percentage point decrease from the corresponding period in 2009.

[2]
The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
The Company effectively responded to changes in the capital markets and consistently optimized its investment portfolio. By capturing market opportunities, the Company has increased investment in negotiated deposits, adjusted the structure of its investment in bonds, reduced the proportion of its equity investments, and successfully implemented its debt plan investment, achieving satisfactory investment results. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,242,944 million, up 6.0% from the end of 2009. The proportion of debt securities decreased from 49.68% as at the end of 2009 to 48.46%, while the proportion of equity securities decreased from 15.31% to 11.15%. The proportion of term deposits increased from 29.43% as at the end of 2009 to 33.89%. During the Reporting Period, the Company’s gross investment yield3 was 2.51% (the simple annualized gross investment yield4 was 5.06%).
The Company kept on strengthening the infrastructure of its exclusive individual agent channel and enhancing the professionalism and meticulousness of its operation and management, as a result of which the quality of its sales team has improved continually. The group insurance channel intensified its efforts to expand the business from major projects, resulting in further increase of the Company’s market share in short-term insurance business, and the model of development on its policy-oriented business has been widely praised. The bancassurance channel has accomplished significant progress in increasing regular premiums business, which resulted in a significant lead over its competitors in regular premiums business and continuous improvement in its team’s competitiveness. As at the end of the Reporting Period, the Company had approximately 736,000 exclusive individual agents, and 12,900 direct sales representatives. The number of intermediary bancassurance outlets reached 97,000, with approximately 28,500 client service managers and 14,200 financial advisors.
The Company introduced standards for all customer service personnel and developed the inquiry functions of self-service terminals, in the aim of improving customer services continuously. By optimizing its business management practices and workflows, the Company effectively enhanced the efficiency of its business processing operations. The Company also consistently improved the professional research and development of, and operation supporting systems for information technologies, so as to provide strong back-up support and services guarantee to all sales channels. The Company also actively promoted its telephone and online sales business.
The Company strictly implemented the “Standards for the Operation of Personal Accident and Casualty Insurance Business” issued by the CIRC. The Company also strengthened the insurance agent risk warning system and follow-up visits of clients, and developed the credit assessment system for insurance agents. The Company revised and improved its Manual for the Implementation of Internal Control, focusing on certain key points, and further implemented the internal control standards, establishing a mechanism whereby all employees undertake to carry out internal control measures. The Company accomplished centralized management of internal audit functions and created an off-site audit control benchmark system for the commencement of off-site control.

[3]
Gross investment yield = (Investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) on assets at fair value through income — Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

[4]	Simple annualized gross investment yield = (the gross investment yield for the first half year/181)*365
China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
CORPORATE GOVERNANCE
In the first half of 2010, the Company has strictly complied with all the relevant regulatory requirements and listing rules. In the 2009 AGM, Mr. Anthony Francis Neoh was elected as an independent director of the Company to join the third session of the Board of Directors, thus further facilitating the development of the Board of Directors. Meanwhile, independent non-executive director Mr. Sun Shuyi left his position on 30 June 2010 after completing 6 consecutive years of service. The Company expresses its heartful gratitude to Mr. Sun Shuyi for his diligence towards his duties and his significant contribution to the Company’s development.
CORPORATE SOCIAL RESPONSIBILITY
The Company donated RMB10 million to the Ministry of Civil Affairs through the China Life Foundation and RMB1 million to the Qinghai Charity Federation for the disaster rescue and post-disaster construction of Yushu. At the same time, the Company announced that it would support Yushu earthquake orphans by undertaking their basic living expenses until they reach the age of 18. The Company donated RMB1 million to Gansu Red Cross Society for the mudslide rescue and post-disaster construction of Zhouqu. The Company donated RMB1 million to “China Women’s Development Foundation — Special Fund for the Health of Chinese Women” to provide for “Screening for Two Gynaecological Cancers” and protection against serious diseases to women living in poor areas. The Company also donated RMB2 million to the China Foundation for Poverty Alleviation for addressing the drinking water and other livelihood problems encountered by the poor families in Yunnan Province and Guizhou Province severely hit by drought. The Company donated over RMB1 million to Jiangxi Province, Fujian Province, Jilin Province and Shanxi Province which suffered from serious flood disasters. The Company continued to promote the “China Life Earthquake- striken Orphan Support Plan”. Through the scheme under which one-on-one assistance is provided to orphans by China Life volunteers, photography exhibitions on Wenchuan earthquake orphans, and the second “China Life Summer Camp-earthquake orphans visiting the Shanghai EXPO”, etc., the Company provided orphans from the Wenchuan earthquake with long-term, continuous physical and spiritual support. Through the China Life Foundation, the Company continued to work on the “Healthy New Villages” project jointly initiated with the Red Cross Foundation of China.
China Life Insurance Company Limited

Commission File Number 001-31914
Chairman’s Statement
OUTLOOK
In the second half of 2010, the Company will face various challenges as well as opportunities in its development. China’s macro-economic environment will maintain a positive outlook. The coordination in respect of economic growth driven by consumption, investment and exports is hopefully to be strengthened, as a result of which the basis of the development for the insurance industry will be more stable. With the thorough implementation of the “No. 2 Interpretation of Accounting Standard for Business Enterprises”, the insurance industry will enjoy a healthier market environment for development. With investment channels for insurance companies further expanded, asset allocation will be more diversified. Meanwhile, the perspective for capital markets is unclear, resulting in greater challenges in asset — liability matching and achieving higher investment return.
On the basis of maintaining steady business development, the Company will proactively capture opportunities and strengthen its advantages, so as to achieve a robust and superior development. It will accelerate the development of its regular premium business and expand the scale of its renewal premiums, so as to enhance its sustainable development capabilities. The Company will strive to strengthen its sales force to further consolidate its core competitive edge. It will also establish a professional sales organization and management system to lay down a solid foundation for continuous development. In order to expand the scope for sustainable development, the Company will increase its capabilities for expanding customer resources. It will also strike a good balance between business scale and structure, short term and long term goals, objectives and foundations, as well as business development and risk control. The Company will also strive to enhance its core competitiveness, and create a new outlook for its sustainable development.
TO SHAREHOLDERS
With continuous economic and social development, the life insurance industry in China will continue to grow at a rapid pace and there will be tremendous room for market development, although a lot of uncertainties exist. China Life will focus on serving economic development, social improvement and security of people’s livelihood as a whole. Based on solid business development, internal management and team construction, we will make great efforts to achieve sustainable business development by utilizing our own competition advantages. We hereby express our heartful gratitude to the continuing support provided by all the Company’s shareholders. Taking a long-term perspective, we will maintain our commitment to offer long-term, stable return to the society and investors, and continue to display the Company’s image as a reliable and responsible corporate citizen for shareholders.

By order of the Board

Yang Chao
Chairman

Beijing, China
25 August 2010
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis5
I	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1.	Total Revenues
RMB million

	January to June	January to June
	2010	2009

Net premiums earned	183,589	161,993
Individual life insurance business	175,504	155,252
Group life insurance business	281	123
Short-term insurance business	7,804	6,618
Investment income	24,715	18,977
Net realised gains on financial assets	6,266	12,241
Debt securities	436	2,348
Equity securities	5,830	9,893
Net fair value gains/(losses) on assets at fair value through income	(369)	1,379
Debt securities	132	(225)
Equity securities	(501)	1,604
Other income	1,190	1,154

Total	215,391	195,744

Net Premiums Earned
(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 13.0% year-on-year. This was primarily due to an increase in the first-year regular premiums and renewal premiums.

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 128.5% year-on-year. This was primarily due to our increased efforts on the development for protection-type business.

[5]	Unless otherwise specified, financial results of the six months from January to June 2009 are adjusted in accordance with IFRS. Financial results of the Reporting Period are unaudited.
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 17.9% year-on-year. This was primarily due to our increased efforts on the development for short-term accident insurance business.

RMB million

	Gross written premiums
	January to June	January to June
	2010	2009

Individual Life Insurance	175,520	155,263
First-year business	103,486	94,707
Single	74,624	71,478
First-year regular	28,862	23,229
Renewal business	72,034	60,556
Group Life Insurance	283	123
First-year business	279	117
Single	278	113
First-year regular	1	4
Renewal business	4	6
Accident and Health Insurance	7,811	7,074
Short-term accident insurance business	4,162	3,590
Short-term health insurance business	3,649	3,484

Total	183,614	162,460

Investment Income
RMB million

	January to June	January to June
	2010	2009

Investment income from securities at fair value through income	62	191
Investment income from available-for-sale securities	11,324	8,109
Investment income from held-to-maturity securities	5,184	4,793
Investment income from term deposits	7,375	5,324
Investment income from loans	696	560
Other Investment income	74	—

Total	24,715	18,977

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
(1)	Investment Income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income decreased by 67.5% year-on-year. This was primarily due to a decrease in dividends and interest income from the held-for-trading securities.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 39.6% year-on-year. This was primarily due to an increase in dividends and interest income from available-for-sale securities.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 8.2% year-on-year. This was primarily due to an increase in interest income resulting from favorable structural adjustment of our investment in debt securities.

(4)	Investment Income from Term Deposits

During the Reporting Period, investment income from term deposits increased by 38.5% year-on-year. This was primarily due to an increase in the amount of term deposits and currency assets.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 24.3% year-on-year. This was primarily due to an increase in interest income from policy loans.

Net Realised Gains on Financial Assets

(1)	Debt Securities

During the Reporting Period, net realised gains on financial assets from debt securities decreased by 81.4% year-on-year. This was primarily due to a decrease in income from the buy-sale price differential in the trading of available-for-sale debt securities.

(2)	Equity Securities

During the Reporting Period, net realised gains on financial assets from equity securities decreased by 41.1% year-on-year. This was primarily due to a decrease in income from the buy-sale price differential in the trading of available-for-sale stocks and funds resulting from the fluctuation in the capital markets.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Net Fair Value Gains/(Losses) on Assets at Fair Value through Income

(1)	Debt Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from debt securities was primarily due to an increase in unrealized profits and income from the buy-sale price differential in trading of held-for-trading debt securities.

(2)	Equity Securities

During the Reporting Period, the change of net fair value gains/(losses) on assets at fair value through income from equity securities was primarily due to a decrease in unrealised profits and income from the buy-sale price differential in trading of held-for-trading stocks and funds resulting from the fluctuation in the capital markets.

Other Income

During the Reporting Period, other income increased by 3.1% year-on-year. This was primarily due to an increase in income from asset management fees earned by AMC.

2.	Benefits, Claims and Expenses
RMB million

	January to June	January to June
	2010	2009

Insurance benefits and claims	163,315	143,741
Individual life insurance business	158,760	139,703
Group life insurance business	265	254
Short-term insurance business	4,290	3,784
Investment contracts benefits	1,062	1,028
Policyholder dividends resulting from participation in profits	6,195	7,996
Underwriting and policy acquisition costs	13,962	12,289
Administrative expenses	8,405	8,161
Other operating expenses	1,580	1,106
Statutory insurance fund	339	305

Total	194,858	174,626

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Insurance Benefits and Claims
(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 13.6% year-on-year. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to group life insurance business increased by 4.3% year-on-year. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims attributable to short-term insurance business increased by 13.4% year-on-year. This was primarily due to an increase in business volume.
Investment Contracts Benefits
During the Reporting Period, investment contracts benefits increased by 3.3% year-on-year. This was primarily due to an increase in average account balance resulting from the increased volume of investment contracts business.
Policyholder Dividends Resulting from Participation in Profits
During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 22.5% year-on-year. This was primarily due to a decrease in investment yield for participating products resulting from the fluctuation in the capital markets.
Underwriting and Policy Acquisition Costs
During the Reporting Period, underwriting and policy acquisition costs increased by 13.6% year-on-year. This was primarily due to business development and optimization of business structure.
Administrative Expenses
During the Reporting Period, administrative expenses increased by 3.0% year-on-year. This was primarily due to business development and strengthened control of expenses.
Other Operating Expenses
During the Reporting Period, other operating expenses increased by 42.9% year-on-year. This was primarily due to an increase in interest expenses, etc.
China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
3.	Profit before Income Tax
RMB million

	January to June	January to June
	2010	2009

Individual life insurance business	19,144	19,845
Group life insurance business	210	282
Short-term insurance business	773	780
Other	1,476	678

Total	21,603	21,585

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 3.5% year-on-year. This was primarily due to a decrease in investment yield resulting from the fluctuation in the capital markets.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business decreased by 25.5% year-on-year. This was primarily due to an increase in claims payments and a decrease in investment yield.

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 0.9% year-on-year. This was primarily due to an increase in claims payments.
4.	Income Tax

During the Reporting Period, income tax of the Company was RMB3,488 million, a 26.2% decrease year-on-year. This was primarily due to an increase in non-taxable income. Our effective tax rate for the first half of 2010 was 16.15%.

5.	Net Profit

During the Reporting Period, net profit attributable to shareholders of the Company was RMB18,034 million, a 7.4% increase year-on-year. This was primarily due to business development, optimization of business structure, and optimization of assets allocation.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
II	ANALYSIS OF MAJOR FINANCIAL POSITION ITEMS
1.	Major Assets
RMB million

	As at	As at
	30 June	31 December
	2010	2009

Investment assets	1,242,944	1,172,145
Term deposits	421,194	344,983
Held-to-maturity securities	244,254	235,099
Available-for-sale securities	485,616	517,499
Securities at fair value through income	11,041	9,133
Securities purchased under agreements to resell	190	—
Cash and cash equivalents	44,718	36,197
Loans	29,778	23,081
Statutory deposits — restricted	6,153	6,153
Other assets	77,410	54,112

Total	1,320,354	1,226,257

Term Deposits

As at the end of the Reporting Period, term deposits increased by 22.1% from the end of 2009. This was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 3.9% from the end of 2009. This was primarily due to an increase in our total investment assets.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 6.2% from the end of 2009. This was primarily due to a decrease in fair value on financial assets.

Securities at Fair Value through Income

As at the end of the Reporting Period, securities at fair value through income increased by 20.9% from the end of 2009. This was primarily due to an increase on the volume of held-for-trading debt securities.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 23.5% from the end of 2009. This was primarily due to the needs of investment assets allocation.

Loans

As at the end of the Reporting Period, loans increased by 29.0% from the end of 2009. This was primarily due to an increase in the demand of policy loans.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:
RMB million

	As at 30 June 2010		As at 31 December 2009
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	44,718	3.60%	36,197	3.09%
Term deposits	421,194	33.89%	344,983	29.43%
Bonds	602,318	48.45%	582,315	49.68%
Funds	65,592	5.28%	76,367	6.52%
Common stocks	73,001	5.87%	103,038	8.79%
Other investments	36,121	2.91%	29,245	2.49%

Total	1,242,944	100%	1,172,145	100%

2.	Major Liabilities
RMB million

	As at	As at
	30 June	31 December
	2010	2009

Insurance contracts	940,693	818,164
Financial liabilities	101,082	100,879
Investment contracts	69,782	67,326
Securities sold under agreements to repurchase	31,300	33,553
Policyholder dividends payable	47,171	54,587
Annuity and other insurance balances payable	7,924	5,721
Deferred tax liabilities	11,565	16,361
Other liabilities	18,520	17,769

Total	1,126,955	1,013,481

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 15.0% from the end of 2009. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.

Financial Liabilities

As at the end of the Reporting Period, financial liabilities increased by 0.2% from the end of 2009. This was primarily due to an increase in business volume of investment contracts.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable decreased by 13.6% from the end of 2009. This was primarily due to a decrease in investment yield for participating products and a decrease in unrealised profit of financial assets (available-for-sale).

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 38.5% from the end of 2009. This was primarily due to the accumulation of insurance liabilities.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 29.3% from the end of 2009. This was primarily due to a decrease in unrealised profit of financial assets (available-for-sale).

3.	Shareholders’ Equity

As at the end of the Reporting Period, shareholders’ equity was RMB191,739 million, a 9.2% decrease from the end of 2009. This decrease was primarily due to a decrease in fair value on financial assets (available-for-sale) and the distribution of cash dividends.

III	ANALYSIS OF CASH FLOW
1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB44,718 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB421,194 million.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB609,187 million, while investments in equity securities had a fair value of RMB138,593 million. The Company is also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows
RMB million

	January to June	January to June
	2010	2009

Net cash inflow from operating activities	104,365	80,710
Net cash outflow from investment activities	(78,376)	(38,778)
Net cash outflow from financing activities	(17,405)	(14,727)
Foreign currency losses on cash and cash equivalents	(63)	(11)

Net increase in cash and cash equivalents	8,521	27,194

During the Reporting Period, net cash inflow from operating activities increased by 29.3% year-on-year. This was primarily due to an increase in written premiums and a decrease in claims payments. Net cash outflow from investment activities increased by 102.1% year-on-year. This was primarily due to an increase in total investment assets and investment arrangements. Net cash outflow from financing activities increased by 18.2%. This was primarily due to an increase in cash dividends.

China Life Insurance Company Limited

Commission File Number 001-31914
Management Discussion and Analysis
IV	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at 30 June 2010:

RMB million

	As at	As at
	30 June	31 December
	2010	2009

Actual capital	118,184	147,119
Minimum capital	54,408	48,459
Solvency ratio	217.22%	303.59%
The decrease of our solvency ratio was primarily due to the fluctuation in the capital markets, the development of our business and the distribution of cash dividends.
China Life Insurance Company Limited

Commission File Number 001-31914
Changes in Share Capital and Shareholdings of Substantial Shareholders
(1)	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares of the Company.

The lock-up of the 19,323,530,000 shares (A share) held by CLIC has expired on 11 January 2010.

(2)	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLERS
1.	Number of shareholders and their shareholding
Unit: Share

Total number of shareholders at	No. of A shareholders: 224,625
the end of the Reporting Period	No. of H shareholders: 36,813
Particulars of top ten shareholders of the Company

				Increase/decrease	Number of shares
		Percentage of	Total number of	during the Reporting	subject to selling	Number of pledged
Name of shareholder	Nature of shareholder	shareholding	shares held	Period	restrictions	or frozen shares
China Life Insurance (Group) Company (CLIC)	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	150,000,000	Note 1
HKSCC Nominees Limited Note 2	Foreign shareholder	25.65%	7,249,594,770	-22,867,470	—	—
State Development & Investment Corporation Note 3	Other	0.18%	49,800,000	—	—	—
BOCOM-BOSERA Emerging Growth Stock Securities Investment Fund	Other	0.14%	40,000,000	+23,000,138	—	—
China National Investment & Guaranty Co., Ltd Note 3	Other	0.10%	29,600,014	+150,000	—	—
ICBC-Bosera Third Industry Growth Stock Securities Investment Fund Note 4	Other	0.10%	29,499,903	+2,499,903	—	—
UBS AG	Foreign shareholder	0.09%	26,422,577	+9,089,188	—	—
MORGAN STANLEY & CO. INTERNATIONAL PLC.	Foreign shareholder	0.09%	25,573,705	+15,248,511	—	—
IFC – Standard Chartered – CITIGROUP GLOBAL MARKETS LIMITED	Other	0.09%	24,964,815	+915,497	—	—
China Pacific Life Insurance Co., Ltd. – Tradition – Ordinary Insurance Products	Other	0.08%	22,136,682	-2,396,200	—	—
China Life Insurance Company Limited

Commission File Number 001-31914
Changes in Share Capital and Shareholdings of Substantial Shareholders

Details of shareholders	Note 1:
On 19 June 2009, the Ministry of Finance, the State-owned Assets Supervision and Administration Commission of the State Council, the CSRC and the National Council for Social Security Fund jointly issued the “Measures for the Implementation of Transferring Part of the State-owned Shares to Enrich Social Security Fund in Domestic Securities Market” and the Circular No. 63. The promulgations stipulated that shares that have to be transferred by obligated state-owned shareholders are frozen as of the issuing date of the notification. As at the end of the Reporting Period, 150 million shares held by CLIC had been frozen legally. The Company received a written notification from CLIC informing the Company that CLIC will fulfill its obligation to transfer the state-owned shares through payment of cash, and thereby continue to hold the shares. CLIC will commence procedures for un-freezing those shares after payment of cash.

Note 2:
HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not required such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Note 3:
The State Development & Investment Corporation and China National Investment & Guarantee Co., Ltd. have become the top 10 shareholders of the company through the strategic placement during the initial public offering of A shares in December 2006. The trading restriction period of the shares from the strategic placement is from 9 January 2007 to 9 January 2008.

Note 4:
The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company.
China Life Insurance Company Limited

Commission File Number 001-31914
Changes in Share Capital and Shareholdings of Substantial Shareholders
(3)	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to any Directors, Supervisors and the chief executive of the Company, as at 30 June 2010, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

					Percentage of	Percentage of
Name of Substantial		Type of	Number of		the respective	the total number
Shareholder	Capacity	shares	shares held		type of shares	of shares in issue

CLIC	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%

JPMorgan Chase & Co.	Beneficial owner,	H Shares	592,454,359	(L)	7.96%	2.10%
(Note 1)	investment manager		52,441,871	(S)	0.70%	0.19%
	and custodian		282,699,343	(P)	3.80%	1.00%
	corporation/
	approved lending agent

Blackrock, Inc.	Interest of corporation	H Shares	393,432,877	(L)	5.29%	1.39%
(Note 2)	controlled by		1,487,000	(S)	0.02%	0.01%
	Blackrock, Inc.
The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note 1:
JPMorgan Chase & Co. was interested in a total of 592,454,359 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JPMorgan Asset Management (Japan) Limited, JF Asset Management Limited, J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., JPMorgan Asset Management (Taiwan) Limited, JF International Management Inc., China International Fund Management Co Ltd and J.P. Morgan Markets Limited were interested in 282,699,343 H shares, 2,411,912 H shares, 31,218,909 H shares, 642,000 H shares, 183,182,750 H shares, 37,959,749 H shares, 26,534,196 H shares, 10,363,000 H shares, 1,582,000 H shares, 11,609,000 H shares and 4,251,500 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 592,454,359 H shares are 282,699,343 H shares (3.80%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 52,441,871 H shares (0.70%).
China Life Insurance Company Limited

Commission File Number 001-31914
Changes in Share Capital and Shareholdings of Substantial Shareholders

Note 2:
Blackrock, Inc. was interested in a total of 393,432,877 H shares in accordance with the provisions of Part XV, SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Ltd, BlackRock International Ltd., BlackRock Advisors UK Ltd., BlackRock Investment Management (LUX), BlackRock Investment Management (UK) Ltd and BlackRock Fund Managers Ltd were interested in 5,013,783 H shares, 388,419,094 H shares, 300,615,350 H shares, 226,996,350 H shares, 16,074,335 H shares, 218,605 H shares, 1,372,000 H shares, 5,339,550 H shares, 49,423,774 H shares, 12,142,480 H shares, 2,422,000 H shares and 2,422,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Blackrock, Inc.

Blackrock, Inc. held by way of attribution a short position as defined under Part XV, SFO in 1,487,000 H shares (0.02%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2010, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited

Commission File Number 001-31914
Directors, Supervisors, Senior Management and Employees
I.	APPOINTMENT AND DISMISSAL OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT, AND NUMBER OF EMPLOYEES
1.	Appointment and Dismissal of Directors, Supervisors and Senior Management

The 2009 AGM of the Company was held on 4 June 2010, during which Mr. Anthony Francis Neoh was elected as an independent director of the Company. In accordance with the “Approval of qualification of Anthony Francis Neoh” (CIRC Life No. [2010] 710), the qualification of Mr. Neoh as an independent director of the Company has been approved by the CIRC. Mr. Anthony Francis Neoh’s appointment as an independent director of the Company has commenced on 21 June 2010, and will expire at the end of the third session of the Board of Directors.

Mr. Sun Shuyi became an independent director of the Company in June 2004 and has served the Company for 6 consecutive years. In accordance with the Articles of Association and relevant regulatory requirements, Mr. Sun Shuyi retired from his position as an independent director of the Company from 30 June 2010.

2.	Number of Employees

As at 30 June 2010, the Company has 104,613 employees in total.
II.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.
III.	DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at 30 June 2010, none of the Directors, Supervisors or the chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

IV.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the Directors and Supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) as set out in Appendix 10 of the Listing Rules during the Reporting Period. The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company.

China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
I.	CORPORATE GOVERNANCE

In the first half of 2010, the Shareholders’ General Meetings, Board Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to the relevant procedural rules. The third session of the Company’s Board of Directors and Supervisory Committee held 3 meetings, respectively. The Company held the 2009 AGM on 4 June 2010 in Guangzhou. The announcement concerning the resolutions adopted at the above meetings were published on China Securities Journal, Shanghai Securities News and Securities Times.

In the first half of 2010, in accordance with the arrangement and requirements made by the CSRC and the Beijing Securities Regulatory Bureau, the Company adhered strictly to the regulatory rules of its listed jurisdictions, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with its investors, standardize and upgrade the information disclosure system and workflow, and to increase the transparency of its business operation so as to ensure that investors, especially small and medium-sized investors, have an equal access to the Company’s information.

For the Reporting Period, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules. The Audit Committee has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2010.

II.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare an interim dividend for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2009 approved at the 2009 AGM held on 4 June 2010, in order to ensure the continuity of its profit distribution policy, RMB3,899 million is proposed to be appropriated to its discretionary surplus reserve fund (being 10% of the amount of its undistributed profits affected by the change in its accounting policies for the period ended 31 December 2008). After the appropriation of RMB3,293 million to its discretionary surplus reserve fund (being 10% of its net profit for 2009 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.70 per share (inclusive of applicable tax) to all shareholders of the Company, totaling approximately RMB19,785 million (inclusive of applicable tax).

III.	MAJOR LITIGATION AND ARBITRATION

The Company was not a party to any major litigation or arbitration during the Reporting Period.
IV.	PURCHASE AND SALE THE COMPANY’S ASSETS, AND MERGER AND ACQUISITION DURING THE REPORTING PERIOD

For the Reporting Period, the Company has neither purchased nor sold any of the Company’s assets, nor carried out any merger and acquisition.
China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
V.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY SECURITIES

For the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.
VI.	MAJOR CONNECTED TRANSACTIONS OF THE COMPANY DURING THE REPORTING PERIOD
1.	Continuing Connected Transactions
(1)	Policy Management Agreement

The Company and CLIC have constantly signed policy management agreement since 30 September 2003. The Company and CLIC entered into a confirmation letter on 30 December 2008, pursuant to which both parties confirmed the further renewal of the policy management agreement for three years from 1 January 2009 to 31 December 2011. Pursuant to the renewed policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 15 in the Notes to the Condensed Consolidated Interim Financial Information. The annual cap for each of the three years ending 31 December 2011 is RMB1,402 million.

For the first half of 2010, the service fee paid by CLIC to the Company amounted to RMB558 million.
(2)	Asset Management Agreements
(a)	Asset Management Agreement between AMC and the Company

Since 30 November 2003, the Company has been entering into asset management agreements with AMC. The Company and AMC entered into a renewed asset management agreement on 30 December 2008, which was valid until 31 December 2009. According to the terms of renewal of the agreement, its term will be automatically extended until 31 December 2010. In accordance with the renewed asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 15 in the Notes to the Condensed Consolidated Interim Financial Information. The Company has set the annual cap amount at RMB800 million for 2009 and 2010.

For the first half of 2010, the Company paid AMC an asset management fee of RMB296 million.
China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
(b)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has been entering into asset management agreements with AMC. CLIC and AMC entered into a renewed CLIC asset management agreement (the “Renewed CLIC Asset Management Agreement”) on 30 December 2008. The Renewed CLIC Asset Management Agreement is for a term of three years from 1 January 2009 to 31 December 2011. In accordance with the Renewed CLIC Asset Management Agreement, AMC agreed to manage assets entrusted to it by CLIC, on a discretionary basis, and to engage in investment and management of securities on behalf of CLIC, subject to the investment guidelines and instructions given by CLIC. For details as to the method of calculation of the asset management fee, please refer to Note 15 in the Notes to the Condensed Consolidated Interim Financial Information. The annual caps for each of the three years ending 31 December 2011 are RMB280 million, RMB290 million and RMB300 million, respectively.

For the first half of 2010, CLIC paid AMC an asset management fee of RMB59 million.
2.	Other Major Connected Transactions

The Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC signed the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with the Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, the Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC and charges trustee management fees and account management fees in accordance with the agreement.

3.	Statement on Claims, Debt Transactions and Guarantee Transactions etc. with Connected Parties outside the Course of its Business

During the Reporting Period, the Company was not involved in claims, debt transactions and guarantees with connected parties outside the course of its business.
VII.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS
1.
During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased other companies’ assets, the income from which accounts for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Apart from entrusting funds with AMC and its subsidiaries for asset management purposes, the Company did not entrust other companies with the management of cash assets during the Reporting Period.

4.	Except otherwise disclosed in this report, the Company had no other material contracts during the Reporting Period.
China Life Insurance Company Limited

Commission File Number 001-31914
Significant Events
VIII.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD
(1)
As the controlling shareholders of the Company, CLIC undertook not to transfer or entrust others to manage their direct and indirect holdings in the Company, nor allow the Company to repurchase such shares for a period of thirty-six months from the date of listing of the Company’s A Shares. CLIC strictly followed these commitments during the Reporting Period. The lock-up of the 19,323,530,000 shares held by CLIC has expired on 11 January 2010. The undertakings made by CLIC to the Company had been performed.

(2)
Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership have been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

IX.	AUDITORS

Resolutions were passed at the 2009 AGM held on 4 June 2010 to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the PRC and international auditors to the Company in 2010, respectively. This interim report was unaudited.

X.	STOCK APPRECIATION RIGHTS PLAN AND ITS IMPLEMENTATION

No Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2010. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policy.

XI.	OTHER AFFAIRS

Pursuant to the Audit Law of the PRC and the 2010 Auditing Plan of the National Audit Office of the PRC (the “NAO”), from the beginning of May 2010 the NAO has started its routine audit of the Company. As at the end of the Reporting Period, the routine audit is still in process.

China Life Insurance Company Limited

Commission File Number 001-31914
International Auditor’s Independent Review Report
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED
(incorporated in People’s Republic of China with limited liability)
INTRODUCTION
We have reviewed the interim financial information set out on pages 32 to 65, which comprises the condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2010 and the related condensed consolidated statements of comprehensive income, statement of changes in equity and cash flows statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information). The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
SCOPE OF REVIEW
We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
CONCLUSION
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 25 August 2010
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Financial Position
As at 30 June 2010

		Unaudited	Audited
		As at	As at
		30 June	31 December
		2010	2009
	Note	RMB million	RMB million

ASSETS
Property, plant and equipment		17,908	17,467
Investments in associates	4	17,174	8,470
Financial assets
Held-to-maturity securities	5.1	244,254	235,099
Loans	5.2	29,778	23,081
Term deposits	5.3	421,194	344,983
Statutory deposits-restricted		6,153	6,153
Available-for-sale securities	5.4	485,616	517,499
Securities at fair value through income	5.5	11,041	9,133
Securities purchased under agreements to resell		190	—
Accrued investment income		19,283	14,208
Premiums receivable		12,484	6,818
Reinsurance assets		825	832
Other assets		9,736	6,317
Cash and cash equivalents		44,718	36,197

Total assets		1,320,354	1,226,257

The notes on pages 38 to 65 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Financial Position
As at 30 June 2010

		Unaudited	Audited
		As at	As at
		30 June	31 December
		2010	2009
	Note	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	6	940,693	818,164
Financial liabilities
Investment contracts	7	69,782	67,326
Securities sold under agreements to repurchase		31,300	33,553
Policyholder dividends payable		47,171	54,587
Annuity and other insurance balances payable		7,924	5,721
Premiums received in advance		1,785	1,804
Other liabilities		16,075	11,978
Deferred tax liabilities	12	11,565	16,361
Current income tax liabilities		454	3,850
Statutory insurance fund		206	137

Total liabilities		1,126,955	1,013,481

Shareholders’ equity
Share capital	16	28,265	28,265
Reserves		92,397	102,787
Retained earnings		71,077	80,020

Total shareholders’ equity		191,739	211,072

Non-controlling interests		1,660	1,704

Total equity		193,399	212,776

Total liabilities and equity		1,320,354	1,226,257

Approved and authorized for issue by the Board of Directors on 25 August 2010

Yang Chao	Wan Feng

Director	Director
The notes on pages 38 to 65 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June 2010

		Unaudited
		For the six months
		ended 30 June
		2010	2009
	Note	RMB million	RMB million

REVENUES
Gross written premiums		183,614	162,460
Less: premiums ceded to reinsurers		(90)	(64)

Net written premiums		183,524	162,396
Net change in unearned premium reserves		65	(403)

Net premiums earned		183,589	161,993

Investment income	8	24,715	18,977
Net realised gains on financial assets	9	6,266	12,241
Net fair value gains/(losses) on assets at fair value through income	10	(369)	1,379
Other income		1,190	1,154

Total revenues		215,391	195,744

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(36,482)	(48,681)
Accident and health claims and claim adjustment expenses		(4,290)	(3,784)
Increase in insurance contracts liabilities		(122,543)	(91,276)
Investment contract benefits		(1,062)	(1,028)
Policyholder dividends resulting from participation in profits		(6,195)	(7,996)
Underwriting and policy acquisition costs		(13,962)	(12,289)
Administrative expenses		(8,405)	(8,161)
Other operating expenses		(1,580)	(1,106)
Statutory insurance fund		(339)	(305)

Total benefits, claims and expenses		(194,858)	(174,626)

Share of results of associates		1,070	467
Profit before income tax	11	21,603	21,585
Income tax expenses	12	(3,488)	(4,728)

Net profit		18,115	16,857

Attributable to:
– shareholders of the Company		18,034	16,795
– non-controlling interests		81	62

Basic and diluted earnings per share	13	RMB0.64	RMB0.59

China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 June 2010

	Unaudited
	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Other comprehensive income/(loss)
Available-for-sale financial assets
Arising from available-for-sale securities	(26,690)	28,655
Reclassification adjustment for gains included in profit or loss	(6,264)	(12,242)
Impact from available-for-sale securities on other assets and liabilities	9,770	(3,619)
Share of other comprehensive loss of associates	(208)	(53)
Income tax relating to components of other comprehensive income/(loss)	5,796	(3,198)

Other comprehensive income/(loss) for the period	(17,596)	9,543

Total comprehensive income for the period	519	26,400

Attributable to:
– shareholders of the Company	452	26,331
– non-controlling interests	67	69

The notes on pages 38 to 65 form an integral part of these interim financial information
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2010

	Unaudited
	Attributable to shareholders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	28,265	84,447	61,235	924	174,871
Net profit	—	—	16,795	62	16,857
Other comprehensive gain for the period	—	9,536	—	7	9,543

Total comprehensive income	—	9,536	16,795	69	26,400

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve	—	1,009	(1,009)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(104)	(104)

Total transactions with owners	—	1,009	(7,510)	616	(5,885)

As at 30 June 2009	28,265	94,992	70,520	1,609	195,386

	Unaudited
	Attributable to shareholders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2010	28,265	102,787	80,020	1,704	212,776
Net profit	—	—	18,034	81	18,115
Other comprehensive loss for the period	—	(17,582)	—	(14)	(17,596)

Total comprehensive income/(loss)	—	(17,582)	18,034	67	519

Transactions with owners
Capital contribution	—	—	—	—	—
Appropriation to reserve	—	7,192	(7,192)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with owners	—	7,192	(26,977)	(111)	(19,896)

As at 30 June 2010	28,265	92,397	71,077	1,660	193,399

The notes on pages 38 to 65 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Condensed Consolidated Statement of Cash Flow
For the six months ended 30 June 2010

	Unaudited
	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Net cash inflow from operating activities	104,365	80,710

Net cash outflow from investing activities	(78,376)	(38,778)

Net cash outflow from financing activities	(17,405)	(14,727)

Foreign currency losses on cash and cash equivalents	(63)	(11)

Net increase in cash and cash equivalents	8,521	27,194

Cash and cash equivalents
Beginning of period	36,197	34,085

End of period	44,718	61,279

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	37,908	50,752
Short-term bank deposits	6,810	10,527
The notes on pages 38 to 65 form an integral part of these interim financial information.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China”or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These unaudited condensed consolidated interim financial information are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These interim financial information have been approved for issue by the Board of Directors on 25 August 2010.
2	BASIS OF PREPARATION
These unaudited condensed consolidated interim financial information have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” issued by the International Accounting Standard Board.
These condensed consolidated interim financial information should be read in conjunction with the 2009 annual financial statements, which was first-time prepared in accordance with International Financial Reporting Standards (the “IFRS”). The comparative financial information was prepared in accordance with IFRS.
The reconciliation of the previously stated equity and net profit under Hong Kong Financial Reporting Standards (“HKFRS”) to the equity and net profit under IFRS are as follows:

	Unaudited
		Net profit
	Equity	For the
	As at	6 months ended
	30 June 2009	30 June 2009
	RMB million	RMB million

Under HKFRS	203,805	18,288

Adjustments:
Property, plant and equipment	1,190	(49)
Insurance contracts	(12,214)	(1,942)
Tax implication	2,756	497
Share of insurance associate, net of tax	(151)	63

Under IFRS	195,386	16,857

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
2	BASIS OF PREPARATION (CONTINUED)

New accounting standards, amendments and interpretations pronouncements
(a)	Standards, amendments and interpretations have been issued and are effective for the financial year beginning on or after 1 January 2010

The following amendments which became effective beginning on or before 1 January 2010 is relevant to the Group:

Standard/Amendment/		Applicable for financial
Interpretation	Content	years beginning on/after

IFRS 3	Business combinations	1 July 2009
IAS 27	Consolidated and separate financial statements	1 July 2009
The Group adopted these amendments on 1 January 2010 and it did not have any material impacts on the Group’s interim financial information.
The following standards and interpretations became effective for the financial years beginning on or before 1 January 2010, but was not relevant for the Group’s operations:

Standard/ Amendment/		Applicable for financial
Interpretation	Content	years beginning on/after

IFRS 2	Group cash-settled share-based payment transaction	1 January 2010
IAS 39	Financial instruments: Recognition and measurement — eligible hedged items	1 July 2009
IAS 17	Classification of leases of land and buildings	1 January 2010
IFRIC 17	Distribution of non-cash assets to owners	1 July 2009
IFRIC 18	Transfers of assets from customers	1 July 2009
(b)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning on 1 January 2010:

Standard/Amendment/		Applicable for financial
Interpretation	Content	years beginning on/after

IFRS 7	Financial instruments: Disclosures	1 January 2011
IFRS 9	Financial Instruments: Classification and measurement	1 January 2013
IAS 1	Presentation of financial statements	1 January 2011
IAS 24	Related party disclosures	1 January 2011
IAS 34	Interim financial reporting	1 January 2011
The Group early adopted IAS 24 Related Party Disclosures (Revised 2009) since 2009. The adoption of IAS 24 Related Party Disclosures (Revised 2009) did not have a material impact on the Group’s interim financial information. The Group is in the process of making an assessment of the impact of the new accounting standards, amendments and interpretations.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
3	SEGMENT INFORMATION
3.1	Operating segments
The Group operates in four operating segments:
(i)	Individual life insurance business (Individual life)
Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts to individuals and assumed individual reinsurance contracts.
(ii)	Group life insurance business (Group life)
Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities.
(iii)	Short-term insurance business (Short-term)
Short-term insurance business relates primarily to the sale of short-term insurance contracts.
(iv)	Corporate and other business (Corporate and other)
Corporate and other business relates primarily to income and allocated costs of insurance agency business in respect of the provision of the services to CLIC, as described in Note 15, share of results of associates, income and expenses of subsidiaries, unallocated incomes and expenditures of the Group.
3.2	Allocation basis of income and expenses
Investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments. Except for those arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in “Corporate & Other” directly.
3.3	Allocation basis of assets and liabilities
Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Insurance liabilities are presented among segments respectively.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2010
	Individual			Corporate
	life	Group life	Short-term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	175,520	283	7,811	—	—	183,614
– Term Life	778	196	—	—	—
– Whole Life	18,308	71	—	—	—
– Endowment	131,872	—	—	—	—
– Annuity	24,562	16	—	—	—
Net premiums earned	175,504	281	7,804	—	—	183,589
Investment income	22,976	1,410	232	97	—	24,715
Net realised gains on financial assets	5,814	357	59	36	—	6,266
Net fair value loss on assets at fair value through income	(341)	(21)	(3)	(4)	—	(369)
Other income	124	163	—	1,203	(300)	1,190
Including: inter-segment revenue	—	—	—	300	(300)	—

Segment revenues	204,077	2,190	8,092	1,332	(300)	215,391

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(36,300)	(182)	—	—	—	(36,482)
Accident and health claims and claim adjustment expenses	—	—	(4,290)	—	—	(4,290)
Increase in insurance contracts liabilities	(122,460)	(83)	—	—	—	(122,543)
Investment contract benefits	(1,001)	(61)	—	—	—	(1,062)
Policyholder dividends resulting from participation in profits	(5,728)	(467)	—	—	—	(6,195)
Underwriting and policy acquisition costs	(12,578)	(48)	(1,266)	(70)	—	(13,962)
Administrative expenses	(5,794)	(342)	(1,498)	(771)	—	(8,405)
Other operating expenses	(755)	(778)	(262)	(85)	300	(1,580)
Including: Inter-segment expenses	(280)	(17)	(3)	—	300	—
Statutory insurance fund	(317)	(19)	(3)	—	—	(339)

Segment benefits, claims and expenses	(184,933)	(1,980)	(7,319)	(926)	300	(194,858)

Share of results of associates	—	—	—	1,070	—	1,070

Segment results	19,144	210	773	1,476	—	21,603

Income tax						(3,488)

Net profit						18,115

Unrealised loss included in shareholder’s equity	(16,339)	(1,003)	(165)	(75)	—	(17,582)

Depreciation and amortisation	652	39	161	20	—	872

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2009
	Individual			Corporate
	life	Group life	Short-term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	155,263	123	7,074	—	—	162,460
– Term Life	338	46	—	—	—
– Whole Life	18,235	62	—	—	—
– Endowment	110,699	—	—	—	—
– Annuity	25,991	15	—	—	—
Net premiums earned	155,252	123	6,618	—	—	161,993
Investment income	17,367	1,324	199	87	—	18,977
Net realised gain on financial assets	11,225	856	130	30	—	12,241
Net fair value gain on assets at fair value through income	1,263	96	15	5	—	1,379
Other income	49	262	—	1,078	(235)	1,154
Including: inter-segment revenue	—	—	—	235	(235)	—

Segment revenues	185,156	2,661	6,962	1,200	(235)	195,744

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(48,336)	(345)	—	—	—	(48,681)
Accident and health claims and claim adjustment expenses	—	—	(3,784)	—	—	(3,784)
Increase in insurance contracts liabilities	(91,367)	91		—	—	(91,276)
Investment contract benefits	(940)	(88)	—	—	—	(1,028)
Policyholder dividends resulting from participation in profits	(7,225)	(771)	—	—	—	(7,996)
Underwriting and policy acquisition costs	(11,426)	(62)	(801)	—	—	(12,289)
Administrative expenses	(5,476)	(368)	(1,431)	(886)	—	(8,161)
Other operating expenses	(260)	(815)	(163)	(103)	235	(1,106)
Including: Inter-segment expenses	(218)	(15)	(3)	1	235	—
Statutory insurance fund	(281)	(21)	(3)	—	—	(305)

Segment benefits, claims and expenses	(165,311)	(2,379)	(6,182)	(989)	235	(174,626)

Share of results of associates	—	—	—	467	—	467

Segment results	19,845	282	780	678	—	21,585

Income tax expenses						(4,728)

Net profit						16,857

Unrealised gain/(loss) included in shareholder’s equity	8,796	671	101	(32)	—	9,536

Depreciation and amortisation	575	39	140	15	—	769

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
4	INVESTMENTS IN ASSOCIATES

	2010	2009
	RMB million	RMB million

As at 1 January	8,470	8,222
Investment in Sino-Ocean Land Holdings Limited (“Sino-Ocean”)	7,907	—
Divestment from Investment in China Life Insurance Brokers (“CIB”)	(6)	—
Share of results	1,070	382
Other equity movements	(208)	(53)
Dividend received	(59)	(55)

As at 30 June	17,174	8,496

5	FINANCIAL ASSETS
5.1	Held-to-maturity securities

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Debt securities
Government bonds	105,554	103,980
Government agency bonds	88,055	84,619
Corporate bonds	3,139	3,139
Subordinated bonds/debts	47,506	43,361

Total	244,254	235,099

Debt securities
Listed in mainland, PRC	16,645	17,872
Unlisted	227,609	217,227

Total	244,254	235,099

The estimated fair value of listed held-to-maturity securities is RMB 17,818 million (31 December 2009: RMB 18,683 million).
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
5	FINANCIAL ASSETS (CONTINUED)
5.1	Held-to-maturity securities (continued)

	As at	As at
	30 June 2010	31 December 2009
Debt securities — Contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	5,675	5,937
After one year but within five years	40,672	34,903
After five years but within ten years	47,604	43,792
After ten years	150,303	150,467

Total	244,254	235,099

5.2	Loans

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Policy loans	18,958	13,831
Other loans	10,820	9,250

Total	29,778	23,081

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
5	FINANCIAL ASSETS (CONTINUED)
5.2	Loans (continued)

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Maturing
Within one year	18,958	13,831
After one year but within five years	—	—
After five years but within ten years	2,770	1,200
After ten years	8,050	8,050

Total	29,778	23,081

5.3	Term deposits

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Maturing
Within one year	19,277	84,393
After one year but within five years	277,417	196,090
After five years but within ten years	124,500	64,500

Total	421,194	344,983

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
5	FINANCIAL ASSETS (CONTINUED)
5.4	Available-for-sale securities

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Debt securities
Government bonds	56,280	51,996
Government agency bonds	152,129	165,231
Corporate bonds	116,816	102,553
Subordinated bonds/debts	23,815	21,045

Subtotal	349,040	340,825

Equity securities
Funds	65,142	75,798
Common stocks	71,434	100,876

Subtotal	136,576	176,674

Total	485,616	517,499

Debt securities
Listed in mainland, PRC	31,119	28,086
Unlisted	317,921	312,739

Subtotal	349,040	340,825

Equity securities
Listed in Hong Kong, PRC	4,002	13,570
Listed in mainland, PRC	74,878	97,803
Unlisted	57,696	65,301

Subtotal	136,576	176,674

Total	485,616	517,499

	As at	As at
	30 June 2010	31 December 2009
Debt securities – contractual maturity schedule	RMB million	RMB million

Maturing
Within one year	3,769	2,912
After one year but within five years	37,344	45,607
After five years but within ten years	126,966	123,719
After ten years	180,961	168,587

Total	349,040	340,825

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
5	FINANCIAL ASSETS (CONTINUED)
5.5	Securities at fair value through income

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Debt securities
Government bonds	1,014	2,438
Government agency bonds	5,168	3,549
Corporate bonds	2,842	404

Subtotal	9,024	6,391

Equity securities
Funds	450	569
Common stocks	1,559	2,162
Warrants	8	11

Subtotal	2,017	2,742

Total	11,041	9,133

Debt securities
Listed in mainland, PRC	2,965	672
Unlisted	6,059	5,719

Subtotal	9,024	6,391

Equity securities
Listed in mainland, PRC	1,583	2,201
Unlisted	434	541

Subtotal	2,017	2,742

Total	11,041	9,133

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
6	INSURANCE CONTRACTS
(a)	Process used to decide on assumptions
(i)
For the insurance contracts of which future returns are affected by the investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current and future investment portfolio and trend of the yield curve. The discount rate reflects the future economic outlook as well as the company’s investment strategy. The assumed discount rate with risk margin are as follows:

Discount rate assumptions

As at 30 June 2010	4.40%~5.00%
As at 30 June 2009	3.50%~5.00%
For the insurance contracts of which the future returns are not affected by the investment yields of the corresponding investment portfolios, the Group use discount rate assumption to assess the time value impacts based on the “yield curve of reserve computation benchmark for insurance contracts”, published on “China Bond” website, with the consideration includes the liquidity spreads, taxation impacts and other relevant factors. The assumed discount rate with risk margin are as follows:

Discount rate assumptions

As at 30 June 2010	2.62%~5.49%
As at 30 June 2009	2.64%~5.07%
The discount rate assumption is affected by certain factors, such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
6	INSURANCE CONTRACTS (CONTINUED)
(a)	Process used to decide on assumptions (continued)
(ii)
The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates are varying by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)
The expense assumption has been based on expected unit costs with the consideration of risk margin. Unit costs have been based on an analysis of actual experience and expressed on both a per-policy and a percent-of-premium basis. The Group’s expense assumption is affected by certain factors, such as inflation and market competition. The Group determines expense assumption based on the information obtained at the end of each reporting period with the consideration of risk margin.

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 30 June 2010	26.25~38.5	1.05%~1.17%	11.32	1.01%
As at 30 June 2009	22.5~33.0	1.59%~1.74%	9.7	1.54%
(iv)
The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions and market competition, which brings uncertainty to lapse rate and other assumptions. The lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions, future expectations and other information obtained at the end of each reporting period.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
6	INSURANCE CONTRACTS (CONTINUED)
(b)	Net liabilities of insurance contracts

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Gross
Long-term insurance contracts	931,769	809,223
Short term insurance contracts
– claims and claim adjustment expenses	3,017	2,944
– unearned premiums	5,907	5,997

Total, gross	940,693	818,164

Recoverable from reinsurers
Long-term insurance contracts	(704)	(701)
Short-term insurance contracts
– claims and claim adjustment expenses	(33)	(31)
– unearned premiums	(58)	(83)

Total, ceded	(795)	(815)

Net
Long-term insurance contracts	931,065	808,522
Short-term insurance contracts
– claims and claim adjustment expenses	2,984	2,913
– unearned premiums	5,849	5,914

Total, net	939,898	817,349

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
6	INSURANCE CONTRACTS (CONTINUED)
(c)	Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

	2010	2009
	RMB million	RMB million

– Notified claims	228	352
– Incurred but not reported	2,716	2,428

Total as at 1 January – Gross	2,944	2,780

Cash paid for claims settled in the period
– Cash paid for current period’s claims	(2,146)	(1,871)
– Cash paid for prior periods’ claims	(2,154)	(2,047)
Claims incurred in the period
– Claims arising in current period	4,494	4,326
– Claims arising in prior periods	(121)	(501)

Total as at 30 June – Gross	3,017	2,687

– Notified claims	178	170
– Incurred but not reported	2,839	2,517

The table below presents movements of unearned premium reserves:

	2010			2009
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	5,997	(83)	5,914	5,237	(58)	5,179
Increase	5,907	(58)	5,849	5,648	(69)	5,579
Release	(5,997)	83	(5,914)	(5,237)	58	(5,179)

As at 30 June	5,907	(58)	5,849	5,648	(69)	5,579

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
6	INSURANCE CONTRACTS (CONTINUED)
(d)	Movements in liabilities of long-term insurance contracts

The table below presents movement in the liabilities of insurance contracts:

		2010	2009
		RMB million	RMB million

As at 1 January		809,223	654,848

Premiums		175,803	155,403
Release of liabilities	(i)	(70,576)	(74,973)
Accretion of interest		18,113	12,657
Change in assumptions		(3,373)	(2,595)
Other movements		2,579	791

As at 30 June		931,769	746,131

(i)	The release of liabilities mainly consists of payments for death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
7	INVESTMENT CONTRACTS

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Investment contracts with DPF*	50,913	50,219
Investment contracts without DPF*
– At amortised cost	18,784	17,055
– Designated as at fair value through income	85	52

Total	69,782	67,326

The table below presents movements of investment contracts with DPF

	2010	2009
	RMB million	RMB million

As at 1 January	50,219	51,676

Deposits received	5,810	6,260
Deposits withdrawn and benefit payments on death and others	(5,772)	(8,975)
Policy fees deducted from account balances	(53)	(64)
Interest credited	709	607

As at 30 June	50,913	49,504

*	Discretionary participating features
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
8	INVESTMENT INCOME

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Debt securities	12,548	11,713

– held-to-maturity securities	5,184	4,793
– available-for-sale securities	7,329	6,761
– at fair value through income	35	159

Equity securities	4,022	1,380

– available-for-sale securities	3,995	1,348
– at fair value through income	27	32

Bank deposits	7,375	5,324
Loans	696	560
Securities purchased under agreements to resell	74	—

Total	24,715	18,977

Included in investment income is interest income of RMB 20,693 million (for the six months ended 30 June 2009: RMB 17,597 million) using the effective interest method.
The investment income from listed and unlisted investment for the six months ended 30 June 2010 are RMB 3,370 million (for the six months ended 30 June 2009: RMB 2,090 million) and RMB 13,200 million (for the six months ended 30 June 2009: RMB 11,005 million) respectively.
9	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Debt securities
Net realised gains	436	2,348

Subtotal	436	2,348

Equity securities
Net realised gains	6,143	12,177
Impairments	(313)	(2,284)

Subtotal	5,830	9,893

Total	6,266	12,241

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
9	NET REALISED GAINS ON FINANCIAL ASSETS (CONTINUED)
Net realised gains on financial assets are from available-for-sale securities.
For the six months ended 30 June 2010, the Group recognized impairment expense of RMB 313 million (for the six months ended 30 June 2009: RMB 2,284 million) of available-for-sale securities for which the Group determined that objective evidence of impairment existed.
10	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Debt securities	132	(225)
Equity securities	(501)	1,604

Total	(369)	1,379

11	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging the following:

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Employee salary and welfare cost	2,966	2,538
Housing benefits	237	175
Contribution to the defined contribution pension plan	644	493
Depreciation and amortisation	872	688
Interest expenses on securities sold under the agreements to repurchase	68	42
Exchange loss	78	12
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
12	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.
(a)	The amount of taxation charged to the net profit represents

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Current taxation — Enterprise income tax	2,488	1,942
Deferred taxation	1,000	2,786

Taxation charges	3,488	4,728

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2009: 25%) is as follows:

		For the six months
		ended 30 June
		2010	2009
		RMB million	RMB million

Net profit before income tax expenses		21,603	21,585

Tax computed at the statutory tax rate		5,401	5,396
Non-taxable income	(i)	(2,043)	(1,226)
Additional tax liability from expenses not deductible for tax purposes	(i)	122	556
Unused tax losses		8	2

Income taxes at effective tax rate		3,488	4,728

(i)
Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction set by relevant tax regulations.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
12	TAXATION (CONTINUED)
(c)	The movement in deferred tax assets and liabilities during the period is as follows:

As at 30 June 2010, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.
Deferred tax

	Insurance	Investment	Others
	RMB million	RMB million	RMB million	Total
	(i)	(ii)	(iii)	RMB million

As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
Charged to net profit	(756)	(1,823)	(207)	(2,786)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(4,101)	—	(4,101)
– Impact of available-for-sale securities on policyholder dividend payables	905	—	—	905

As at 30 June 2009	(9,303)	(7,397)	374	(16,326)

As at 1 January 2010	(8,531)	(8,482)	653	(16,360)
Charged to net profit	(536)	(189)	(276)	(1,001)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,238	—	8,238
– Impact of available-for-sale securities on policyholder dividend payables	(2,442)	—	—	(2,442)

As at 30 June 2010	(11,509)	(433)	377	(11,565)

(i)
The deferred tax arising from the insurance is mainly related to the temporary difference of short duration insurance contracts liabilities, policyholder dividend payables and carry forward impacts of first time adoption of IFRS;

(ii)	The deferred tax arising from the investments is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income;

(iii)	The deferred tax arising from others is mainly related to the temporary difference of employee salary and welfare cost payables.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
13	EARNINGS PER SHARE
There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2010 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2009: 28,264,705,000).
14	DIVIDENDS
A dividend in respect of 2009 of RMB 0.70 per ordinary share, totally dividend of RMB 19,785 million, was approved and declared at the Annual General Meeting in June 2010.
15	SIGNIFICANT RELATED PARTY TRANSACTIONS
(a)	Related parties
Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 30 June 2010:

Significant related parties	Relationship with the Company

CLIC	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
Guangdong Development Bank (“GDB”)	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company and controlled by the ultimate holding company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
China Life Real Estate Co., Limited (“CLRE”, former Beijing Zhongbaoxin Real Estate Development Co., Limited)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co., Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company
China Life Insurance Brokers Company Limited	An associate of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company
Former Chengdu Insurance Academy	Under common control of the ultimate holding company
China Life Employees Annuity Funds (“EAP”)	A defined contribution pension fund operated for the benefit of employees of the Company and AMC
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the six months ended 30 June 2010.

		For the six months ended 30 June
		2010	2009
	Note	RMB million	RMB million

Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	558	581
Asset management fee earned from CLIC	(ii)	59	54
Additional capital contribution to AMC from CLIC		—	720
Dividends to CLIC		13,526	4,444
Dividends to CLIC from AMC		111	104
Asset management fee earned from China Life Overseas	(ii)	5	5
Asset management fee earned from CLP&C	(ii)	2	2
Property insurance payments to CLP&C		28	24
Claim payment and others received from CLP&C		5	54
Brokerage fee from CLP&C	(iii)	74	70
Rentals and policy management fee income earned from CLP&C		4	—
Rentals, project payments and others to CLRE	(iv)	—	6
Property leasing expense charged by IHC	(v)	33	33
Asset management fee earned from IHC		3	4
Policy management fee and other income earned from IHC		5	—
Asset purchase payments to former Chengdu Insurance Academy		—	19
Transactions with GDB
Interest income earned from GDB		159	157
Brokerage fee charged by GDB	(vi)	6	10
Dividends from GDB		—	55
Additional capital contribution to GDB	(vii)	2,000	—
Transactions with AMC
Asset management fee expense paid	(ii)	296	228
Dividends to the Company		167	156
Additional capital contribution to AMC		—	1,080
Transactions with Pension Company
Expenses and advances paid on behalf of Pension Company		71	30
IT services fee income earned from Pension Company		1	—
Surcharge on building sold to Pension Company		—	244
Brokerage fee to the Company		—	2
Transactions with AMC HK
Investment management fee expense paid	(ii)	4	5
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Transactions with significant related parties (continued)

Note:
(i)
As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify the terms of policy management fee based on the prevailing market terms when renewing the contract. Otherwise, the original fee terms would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all other terms unchanged. The policy management fee income is included in other income in condensed the Consolidated Statement of Comprehensive Income.

(ii)
On 27 December 2005, CLIC and AMC entered into an agreement, whereby CLIC agreed to pay AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which extended the effective period of the original agreement to 31 December 2011. The service fee calculation method remains unchanged and would be adjusted according to the performance.

On 29 December 2005, the Company and AMC entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2008, the Company and AMC signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2010. The variable service fee changes to 20% of the fixed service fee per annum payable annually and is adjusted according to the performance.

In March 2007, CLP&C and the AMC entered into an agreement, whereby CLP&C agreed to pay AMC a fixed service fee and a variable service fee. The agreement expired in December 2008. In 2009, CLP&C and AMC signed a new agreement, with effective period to 31 December 2010. The agreement is subject to an automatic renewal for one year if there was no objection by both parities upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance.

In September 2007, China Life Overseas and AMC HK have entered into an agreement, whereby China Life Overseas agreed to pay AMC HK a management service fee at a basis rate and calculated based on actual net investment return yield. On 29 December 2009, China Life Overseas and AMC HK signed a renewal agreement, effective from 1 January 2010 to 31 December 2010.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(b)	Transactions with significant related parties (continued)

Note: (continued)
(ii)	(continued)

In 2009, Pension Company and AMC signed an agreement with effective period to 31 December 2009. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiring. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

In May 2008, the Company and AMC HK entered into an “Offshore Investment Management Service Agreement for Entrusted Fund”, whereby the Company agreed to pay AMC HK primary and secondary market asset management fee. The fixed asset management fee is calculated on a monthly basis, and paid quarterly. Asset management fee for the primary market is calculated at a rate of 2% of the total investment realised gains. Asset management fee for the secondary market is calculated by a fixed rate of 0.45%. The Company and AMC HK signed a renewal agreement on September 2009 and a supplemental agreement on December 2009 with the effective period to 31 December 2011, whereby the company agreed to pay the AMC HK a service fee at the fixed rate of 0.05% per annum.

The asset management fee charged to the Company and Pension Company by AMC and AMC HK is eliminated in the Condensed Consolidated Statement of Comprehensive Income.

(iii)
In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell appointed insurance products in authorized areas. The service fee is determined according to cost (tax included) added marginal profit.

(iv)	The Group made certain project payments to third parties through CLRE and paid other miscellaneous expenditures mainly comprised rentals and deposits to CLRE.

(v)
In 22 February 2010, the Company entered into a property leasing agreement with IHC, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. The annual rent payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi annual basis and the rent of the buildings subleased by IHC was paid directly to the owner. The agreement will expire on 31 December 2012.

(vi)
On 29 April 2007, the Company and GDB entered into an individual bank insurance agency agreement. All insurance products suitable for delivery through bank channels are included in the agreement. GDB will provide services, including selling insurance products, receiving premiums, paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled and fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments. The agreement will expire in five years.

(vii)
On 8 April 2010, 1st Extraordinary Shareholders Meeting of GDB approved 2010 Additional Stock Offering Proposal for the existing shareholders. The Company participated in the offering with addition of RMB 2,000 million capital injection. The Company’s share of interest in GDB will not change after the additional offering. As of 30 June 2010, this additional offering has yet to be approved by relevant regulatory authorities.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(c)	Amounts due from/to significant related parties

The following table summarises the resulting balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment terms except for the deposits with GDB.

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Amount due from CLIC	569	646
Amount due to CLIC	(111)	—
Amount due from China Life Overseas	8	15
Amount due from CLP&C	16	22
Amount due to CLP&C	(2)	(2)
Amount deposited with GDB	8,109	7,098
Amount due from GDB (15(b)vii)	2,000	—
Amount due from CLRE	1	—
Amount due to CLRE	(4)	—
Amount due from IHC	9	34
Amount due to IHC	(33)	(64)
(d)	Key management compensation

	For the six months
	ended 30 June
	2010	2009
	RMB million	RMB million

Salaries and other short-term employee benefits	8	11
Termination benefits	—	—
Post-employment benefits	—	—
Share-based payment	—	—
Other long-term benefits	—	—

Total	8	11

The total compensation package for key management has not yet been finalised in accordance with regulations of the PRC relevant authorities. The amount disclosed is paid in advance.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)
(e)	Transactions with state-owned enterprises

Under IAS 24 (amendment), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (amendment) exemption and disclose only qualitative information.

As at 30 June 2010 and 31 December 2009, most of bank deposits were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2010 and 2009, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bank assurance brokerage charges were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company; most of bank deposit interest income were from state-owned banks.

16	SHARE CAPITAL

	As at 30 June 2010		As at 31 December 2009
	No. of shares	RMB million	No. of shares	RMB Million

Registered, authorized, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2010, the Company’s share capital was as follows:

	As at 30 June 2010
	No. of shares	RMB million

Owned by CLIC	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941

Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.
China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
17	CONTINGENCIES
The following is a summary of the significant contingent liabilities:

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Pending lawsuits	135	113

The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account of legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.
18	COMMITMENTS
(a)	Capital commitments
i)	Capital commitments for property, plant and equipment

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Contracted but not provided for	712	488

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB 500 million to Bohai Venture Capital Fund to Bohai Venture Capital Fund Management Company of which RMB 270 million had been paid as at 30 June 2010. The remaining RMB 230 million will be paid when called.

China Life Insurance Company Limited

Commission File Number 001-31914
Notes to the Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
18	COMMITMENTS (CONTINUED)
(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows :

	As at	As at
	30 June 2010	31 December 2009
	RMB million	RMB million

Land and buildings
Not later than one year	335	297
Later than one year but not later than five years	479	478
Later than five years	41	49

Total	855	824

The operating lease payments charged to the profit before income tax for the six months ended 30 June 2010 was RMB 248 million (for the six months ended 30 June 2009: RMB 303 million).
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
BACKGROUND
China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.
China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting bases. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.
It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.
Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.
The values shown below do not consider the future financial effects of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life Insurance Company Limited, the Non-competition Agreement Between CLIC and China Life Insurance Company Limited, the Trademark License Agreement Between CLIC and China Life Insurance Company Limited, and the Property Leasing Agreement Between China Life Investment Holding Company Limited and China Life Insurance Company Limited, nor the future financial impacts of transactions of China Life Insurance Company Limited with China Life Insurance Asset Management Company Limited, China Life Pension Company Limited, and China Life Property and Casualty Insurance Company Limited.
DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES
The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.
“Adjusted net worth” is equal to the sum of:
•	Net assets, defined as assets less PRC statutory policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment.
Hence the adjusted net worth can fluctuate significantly between valuation dates.
The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory reserves and solvency margins at the required regulatory minimum level.
The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.
PREPARATION AND REVIEW
The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Report on Towers Watson Review and Opinion on Embedded Value” section.
ASSUMPTIONS
The valuation assumptions used as at 30 June 2010 are consistent with those used as at 31 December 2009.
SUMMARY OF RESULTS
The embedded value as at 30 June 2010, and the value of one year’s sales for the 12 months to 30 June 2010, and their corresponding results in 2009 are shown below.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
Table 1
Components of Embedded Value and Value of One Year’s Sales (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

	30 June	31 Dec
ITEM	2010	2009

A Adjusted Net Worth	137,661	159,948
B Value of In-Force Business before Cost of Solvency Margin	167,352	149,387
C Cost of Solvency Margin	(26,572)	(24,106)
D Value of In-Force Business after Cost of Solvency Margin (B + C)	140,779	125,282
E Embedded Value (A + D)	278,440	285,229
F Value of One Year’s Sales before Cost of Solvency Margin	22,532	21,352
G Cost of Solvency Margin	(3,682)	(3,638)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	18,850	17,713
Note: Numbers may not be additive due to rounding.
The value of half year’s sales to 30 June 2010 and its corresponding result in 2009 are shown below.
Table 2
Components of Value of Half Year’s Sales (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

	30 June	30 June
ITEM	2010	2009

A Value of Half Year’s Sales before Cost of Solvency Margin	13,635	12,454
B Cost of Solvency Margin	(2,087)	(2,043)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	11,548	10,411
Note:
The value of half year’s sales is defined as the discounted value of the projected stream of future after-tax distributable profits for the half year’s sales in the 6 months immediately preceding the valuation date.

The value of half year’s sales to 30 June 2009 is recalculated using the assumptions used as at 31 December 2009. The value disclosed at 30 June 2009 was RMB10,346 million.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.
Table 3
Analysis of Embedded Value Movement in the First Half Year of 2010 (RMB million)
(Assuming the method to determine taxable income for 2009 and thereafter was the same as that in 2008)

ITEM	RMB million

A Embedded Value at Start of Year	285,229
B Expected Return on Embedded Value	12,114
C Value of New Business in the Period	11,548
D Operating Experience Variance	3,086
E Investment Experience Variance	(14,818)
F Methodology, Model Changes	31
G Market Value Adjustment	1,353
H Exchange Gains or Losses	(78)
I Shareholder Dividend Distribution	(19,785)
J Other	(241)
K Embedded Value as at 30 June 2010 (sum A through J)	278,440
Notes:	1) Numbers may not be additive due to rounding.

2) Items B through J are explained below:
B
Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2010 plus the expected return on investments supporting the 2010 opening net worth.

C	Value of new business sales in the first half year of 2010.

D	Reflects the difference between actual experience in the first half year of 2010 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2010.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2010 to 30 June 2010, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during the year of 2010.

J	Other miscellaneous items.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 4
Sensitivity Results (RMB million)

Scenarios 1-15: Assuming the method	VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
to determine taxable income for 2009	BUSINESS AFTER COST OF	SALES AFTER COST OF
and thereafter was the same as that in 2008	SOLVENCY MARGIN	SOLVENCY MARGIN

Base case scenario	140,779	18,850
1. Risk discount rate of 11.5%	133,430	17,822
2. Risk discount rate of 10.5%	148,681	19,955
3. 10% increase in investment return	166,525	21,593
4. 10% decrease in investment return	115,141	16,129
5. 10% increase in expenses	138,659	17,148
6. 10% decrease in expenses	142,897	20,553
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	139,214	18,731
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	142,366	18,970
9. 10% increase in lapse rates	139,279	18,721
10. 10% decrease in lapse rates	142,349	18,977
11. 10% increase in morbidity rates	139,019	18,707
12. 10% decrease in morbidity rates	142,554	18,994
13. 10% increase in claim ratio of short term business	140,492	18,316
14. 10% decrease in claim ratio of short term business	141,067	19,384
15. Solvency margin at 150% of statutory minimum	128,146	16,983
16. Projected taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	135,983	18,428

Adjusted Net Worth

Base Case Scenario	137,661
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” for 2009 and 2010	132,389
Note:	Scenarios 16 and 17 reflect the sensitivity to a different approach in determining the taxable income.
China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
REPORT ON TOWERS WATSON REVIEW AND OPINION ON EMBEDDED VALUE
To The Directors of China Life Insurance Company Limited
China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the half year ended 30 June 2010 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.
China Life has engaged Towers Watson Pennsylvania Inc., trading as Towers Watson (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.
Scope of work
Our scope of work covered:
•
a review of the methodology used to develop the embedded value as at 30 June 2010, and the value of one year’s sales and value of half year’s sales in the 12 months and 6 months to 30 June 2010 respectively (“Value of Sales”), in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value as at 30 June 2010 and the Value of Sales;

•	a review of the results of China Life’s calculation of the EV Results.
In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.
Opinion
Based on the scope of work above, we have concluded that:
•
the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•
the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

China Life Insurance Company Limited

Commission File Number 001-31914
Embedded Value
•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.
For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA
16 August 2010
China Life Insurance Company Limited

Commission File Number 001-31914

In case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.